Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial statements as of September 30, 2025 and June 30, 2025, and for the three-
month period ended September 30, 2025 and 2024.

INDEX

Unaudited interim condensed consolidated financial statements as of September 30, 2025 and June 30, 2025, and for the three-month period ended September 30, 2025 and 2024.

Unaudited interim condensed consolidated statements of financial position as of September 30, 2025 and June 30, 2025	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three- month period ended September 30, 2025 and 2024	F-5

Unaudited interim condensed consolidated statements of changes in equity for the three-month period ended September 30, 2025 and 2024	F-6

Unaudited interim condensed consolidated statements of cash flows for the three-month period ended September 30, 2025 and 2024	F-7

Notes to the unaudited interim condensed consolidated financial statements	F-9

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2025, and June 30, 2025

(Amounts in US$)

	Notes	09/30/2025	06/30/2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4.1	15,505,146	32,695,079
Other financial assets	4.2	1,107,281	2,040,038
Trade receivables	4.3	158,385,229	165,859,933
Other receivables	4.4	16,602,908	15,861,981
Recoverable income tax		1,745,622	1,864,817
Inventories	4.5	88,592,596	87,611,269
Biological assets	4.6	1,211,504	2,378,380
Total current assets		283,150,286	308,311,497

NON-CURRENT ASSETS
Other financial assets	4.2	52	58
Trade receivables	4.3	1,659,201	2,506,834
Other receivables	4.4	23,997,870	23,660,530
Recoverable income tax		18,111	17,995
Deferred tax assets	6	5,421,463	4,916,980
Investments in joint ventures and associates	10	39,425,934	39,371,264
Investment properties		569,500	570,324
Property, plant and equipment	4.7	74,043,044	74,575,386
Intangible assets	4.8	178,641,830	181,173,079
Goodwill	4.9	112,163,432	112,163,432
Right of use asset	13	15,787,344	16,377,701
Total non-current assets		451,727,781	455,333,583
Total assets		734,878,067	763,645,080

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2025, and June 30, 2025

(Amounts in US$)

	Notes	09/30/2025	06/30/2025
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	4.10	96,149,591	96,432,604
Borrowings	4.11	85,134,018	119,728,126
Employee benefits and social security	4.14	5,524,023	6,174,012
Deferred revenue and advances from customers	4.15	2,322,877	4,282,668
Income tax payable		3,019,472	452,800
Consideration for acquisition	4.13	815,202	1,761,274
Secured notes	4.12	103,603,614	102,270,445
Lease liabilities	13	3,146,267	6,884,042
Total current liabilities		299,715,064	337,985,971

NON-CURRENT LIABILITIES
Trade and other payables	4.10	47,869,314	48,481,726
Borrowings	4.11	53,802,032	38,198,026
Deferred revenue and advances from customers	4.15	1,835,787	1,436,912
Joint ventures and associates	10	765,576	1,007,678
Deferred tax liabilities	6	28,275,285	30,122,920
Provisions		1,163,251	1,267,572
Consideration for acquisition		355,981	397,774
Lease liabilities	13	12,766,847	9,527,939
Total non-current liabilities		146,834,073	130,440,547
Total liabilities		446,549,137	468,426,518

EQUITY
Equity attributable to owners of the parent		258,665,461	265,444,568
Non-controlling interest		29,663,469	29,773,994
Total equity		288,328,930	295,218,562
Total equity and liabilities		734,878,067	763,645,080

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month period ended of September 30, 2025, and 2024

(Amounts in US$)

	Notes	09/30/2025	09/30/2024
Revenues from contracts with customers	5.1	77,435,995	92,621,078
Initial recognition and changes in the fair value of biological assets at the point of harvest		160,540	666,175

Cost of sales	5.2	(41,296,485)	(55,796,045)
Changes in the net realizable value of agricultural products after harvest		(340,072)	563,145
Research and development expenses	5.3	(5,716,468)	(4,411,279)
Selling, general and administrative expenses	5.4	(23,137,060)	(30,164,126)
Share of profit or loss of joint ventures and associates	10	296,772	(586,318)
Other income or expenses, net	5.5	(195,676)	(524,023)
Operating profit		7,207,546	2,368,607

Financial cost	5.6	(9,116,403)	(7,161,848)
Other financial results	5.6	(3,456,380)	(2,671,221)
Loss before income tax		(5,365,237)	(7,464,462)

Income tax	6	(2,082,995)	1,266,409
Loss for the period		(7,448,232)	(6,198,053)

(Loss) / Profit for the period attributable to:
Equity holders of the parent		(7,327,885)	(6,369,262)
Non-controlling interests		(120,347)	171,209
		(7,448,232)	(6,198,053)
Loss per share
Basic loss attributable to ordinary equity holders of the parent	7	(0.1155)	(0.1013)
Diluted loss attributable to ordinary equity holders of the parent	7	(0.1155)	(0.1013)
Loss for the period		(7,448,232)	(6,198,053)

Other comprehensive loss		(312,728)	(11,043)
Items that may be subsequently reclassified to loss		(312,728)	(11,043)
Foreign exchange differences on translation of foreign operations		(312,728)	(11,043)
Total comprehensive loss		(7,760,960)	(6,209,096)

Total comprehensive (loss)/ profit attributable to:
Equity holders of the parent		(7,650,435)	(6,414,822)
Non-controlling interests		(110,525)	205,726
		(7,760,960)	(6,209,096)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month period ended of September 30, 2025, and 2024

(Amounts in US$)

	Attributable to the equity holders of the parent
											Equity /
					Stock					Revaluation	(deficit)
			Changes	Own	options				Foreign	of PP&E	attributable
			in non-	shares	and share				currency	and effect	to owners	Non-
	Issued	Share	controlling	trading	based	Convertible	Cost of own	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	shares held	deficit	reserve	change	parent	Interests	equity
06/30/2024	6,500	327,640,676	(255,893)	(780,841)	19,427,375	9,285,261	(31,287,979)	(9,627,329)	794,189	(160,702)	315,041,257	36,339,595	351,380,852
Share-based incentives	—	43,633	—	—	809,585	—	—	—	—	—	853,218	—	853,218
(Loss)/Profit for the period	—	—	—	—	—	—	—	(6,369,262)	—	—	(6,369,262)	171,209	(6,198,053)
Other comprehensive (loss)/profit	—	—	—	—	—	—	—	—	(45,560)	—	(45,560)	34,517	(11,043)
09/30/2024	6,500	327,684,309	(255,893)	(780,841)	20,236,960	9,285,261	(31,287,979)	(15,996,591)	748,629	(160,702)	309,479,653	36,545,321	346,024,974

06/30/2025	6,500	330,000,508	2,635,884	(780,841)	21,463,707	9,285,261	(32,214,878)	(65,043,383)	252,512	(160,702)	265,444,568	29,773,994	295,218,562
Share-based incentives	—	—	—	—	533	—	—	—	—	—	533	—	533
Contingent consideration payment (Note 4.13)	—	807	—	(2,861,242)	—	—	3,731,230	—	—	—	870,795	—	870,795
Loss for the period	—	—	—	—	—	—	—	(7,327,885)	—	—	(7,327,885)	(120,347)	(7,448,232)
Other comprehensive (loss)/profit	—	—	—	—	—	—	—	—	(322,550)	—	(322,550)	9,822	(312,728)
09/30/2025	6,500	330,001,315	2,635,884	(3,642,083)	21,464,240	9,285,261	(28,483,648)	(72,371,268)	(70,038)	(160,702)	258,665,461	29,663,469	288,328,930

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month period ended of September 30, 2025, and 2024

(Amounts in US$)

	Notes	09/30/2025	09/30/2024
OPERATING ACTIVITIES
Loss for the period		(7,448,232)	(6,198,053)

Adjustments to reconcile profit to net cash flows
Income tax	6	2,082,995	(1,266,409)
Financial results		12,572,783	9,833,069
Depreciation of property, plant and equipment	4.7	1,530,447	1,524,370
Amortization of intangible assets	4.8	3,248,270	3,026,403
Depreciation of leased assets	13	1,052,983	760,728
Restructuring and transactional expenses		642,844	—
Share-based incentive and stock options		533	809,585
Share of profit or loss of joint ventures and associates	10	(296,772)	586,318
Provisions for contingencies		33,451	297,159
Allowance for impairment of trade debtors		655,034	184,879
Allowance for obsolescence		457,274	614,618
Initial recognition and changes in the fair value of biological assets		(160,540)	(666,175)
Changes in the net realizable value of agricultural products after harvest		340,072	(563,145)
Gain on sale of equipment and intangible assets		2,602	(326,561)

Working capital adjustments
Trade receivables		5,400,597	11,318,922
Other receivables		(1,082,399)	(5,362,397)
Income and minimum presumed income taxes		(1,693,562)	(2,470,954)
Inventories and biological assets		(451,257)	7,438,097
Trade and other payables		(2,873,750)	(17,603,938)
Employee benefits and social security		(649,989)	1,000,042
Deferred revenue and advances from customers		(1,560,916)	1,744,616
Interest collected		2,555,154	435,469
Inflation effects on working capital adjustments		19,365	40,182
Net cash flows generated by operating activities		14,376,987	5,156,825

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month period ended of September 30, 2025, and 2024

(Amounts in US$)

	Notes	09/30/2025	09/30/2024
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		—	336,726
Proceeds from financial assets		160,544	5,813,446
Investment in financial assets		(53,983)	(2,738,959)
Purchase of property, plant and equipment	4.7	(672,115)	(1,278,332)
Capitalized development expenditures	4.8	(668,297)	(1,654,017)
Purchase of intangible assets	4.8	(30,214)	(207,101)
Net cash flows (used by)/generated by investing activities		(1,264,065)	271,763

FINANCING ACTIVITIES
Proceeds from borrowings		11,845,324	39,888,252
Repayment of borrowings and financed payments		(34,843,516)	(51,585,854)
Interest payments		(3,854,103)	(4,808,496)
Other financial payments		(566,451)	(1,102,617)
Leased assets payments	13	(1,291,338)	(1,189,615)
Net cash flows used by financing activities		(28,710,084)	(18,798,330)

Net decrease in cash and cash equivalents		(15,597,162)	(13,369,742)

Inflation effects on cash and cash equivalents		(44)	(21)

Cash and cash equivalents as of beginning of the period	4.1	32,695,079	44,473,270
Effect of exchange rate changes on cash and equivalents		(1,592,727)	1,174,904
Cash and cash equivalents as of the end of the period	4.1	15,505,146	32,278,411

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Information about components of unaudited interim condensed consolidated statement of financial position.

5.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.

6.	Taxation.

7.	Earnings per share.

8.	Equity information.

9.	Cash flow information.

10.	Joint ventures and associates.

11.	Segment information.

12.	Financial instruments – Risk management.

13.	Leases.

14.	Shareholders and other related parties’ balances and transactions.

15.	Key management personnel compensation.

16.	Contingencies, commitments and restrictions on the distribution of profits.

17.	Events occurring after the reporting period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe.

Unless the context otherwise requires, “we”, “us”, “our”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the three-month period ended September 30, 2025, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2025.

Authorization for the issue of the consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of September 30, 2025, and June 30, 2025 and for the three-month period ended September 30, 2025 and 2024 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on November 26, 2025.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.
●Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements” as described below.

During previous fiscal year, the Group has experienced a setback due to challenges in the Argentine market—most notably, the deterioration in farmer economics driven by declining commodity prices and weak yield forecasts. These external pressures significantly impacted per-hectare income for Argentine farmers, leading to reduced investment in key inputs such as fertilizers and crop protection products. This reduction in demand, combined with a well-supplied ag-inputs market resulting from aggressive purchasing in prior years, has led to increased price pressure and lower adoption of high-value technologies like ours in last fiscal year.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Due to this adverse market conditions, our performance metrics were negatively impacted, leading to a breach of the ratio thresholds stipulated in the Secured Notes (see Note 4.12). On November 10, 2025, we received a Declaration of Acceleration, and on November 11, 2025, the noteholders initiated legal proceedings against the Group seeking full payment of the amounts due. Since June 30, 2025, we have been unable to demonstrate an unconditional right to defer settlement of the liability for at least twelve months. Consequently, the liability was reclassified as current from that date and, as of September 30, 2025, a total of $7.4 million has been accrued as a Prepayment Premium Fee.

Additionally, in June 2025, Bioceres S.A.—a wholly owned subsidiary of Bioceres Group Limited, formerly our ultimate controlling parent—defaulted on a portion of its financial debt. This created a context of uncertainty in our financial partnership with local banks in Argentina. As a result, by the end of August 2025, these banks suspended access to previously available credit lines, forcing us to increasingly rely on cash generated from operating activities to meet our financial obligations.

We are actively pursuing several alternatives to address this financial situation. Notably, we have made substantial progress in optimizing our working capital and realigning our cost structure to reflect current market conditions. While discussions remain open regarding a new long-term facility or assets disposal, we are also engaging with local Argentine banks to refinance current debt and restore confidence in our business. However, there is no guarantee that financing will become available on acceptable terms or at all.

It is important to highlight that, despite the adverse impact of financial difficulties faced by agricultural producers, we were able to maintain our market share in key product families and the outlook for upcoming campaigns remains positive in Argentina. This optimism is grounded in expectations of a more favorable macroeconomic environment in the country and the normalization of climatic conditions affecting the agricultural sector, even though the market remains challenging.

The generation of cash flows over the next twelve months depends on the success of these initiatives, which cannot be guaranteed as they rely on factors not entirely within the Group’s control. The uncertainty surrounding our ability to secure additional financing contributes to a material uncertainty that raise substantial doubt regarding the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that may be required to address potential impacts on the recoverability and classification of assets, or on the amounts and classifications of liabilities, should the Group be unable to continue as a going concern.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

b)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2025.

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Ratestitled Lack of Exchangeability.

These new standards and amendments did not have any material impact on the Group.

b)The following new standards are not yet adopted by the Group.

-	Amendment to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	IFRS 19 - Subsidiaries without Public Accountability: Disclosures- The amendments are effective for annual periods beginning on or after January 1, 2027.
-	Annual Improvements to IFRS Accounting Standards—Volume 11. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity. The amendments are effective for annual periods beginning on or after January 1, 2026.

The above amendments are not expected to have material impact on the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard introduces new requirements for the presentation and disclosure of income and expenses in the statement of profit or loss, including the introduction of new defined subtotals such as Operating Profit and enhanced disaggregation requirements. The standard also includes additional guidance on aggregation principles and requires disclosures about management-defined performance measures (MPMs) used in public communications outside the financial statements. It is effective for annual periods beginning on or after January 1, 2027.

The Group is analyzing the potential impact of this standard on our financial statements, which is expected to mainly affect the presentation and structure of the primary financial statements and related disclosures, but not the recognition or measurement of transactions.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

4.1.  Cash and cash equivalents

	09/30/2025	06/30/2025
Cash at bank and on hand	11,728,206	19,488,145
Mutual funds	3,776,940	13,206,934
	15,505,146	32,695,079

4.2.  Other financial assets

	09/30/2025	06/30/2025
Current
Mutual funds	—	144,606
Shares of Moolec Science S.A.	151,972	976,425
Other investments	955,309	919,007
	1,107,281	2,040,038

	09/30/2025	06/30/2025
Non-current
Other investments	52	58
	52	58

4.3.  Trade receivables

	09/30/2025	06/30/2025
Current
Trade debtors	164,344,829	171,840,254
Allowance for impairment of trade debtors	(14,806,199)	(13,847,745)
Shareholders and other related parties (Note 14)	—	122
Allowance for credit notes to be issued	(1,000,000)	(711,663)
Trade debtors - Joint ventures and associates (Note 14)	4,696	4,179
Deferred checks	9,841,903	8,574,786
	158,385,229	165,859,933

	09/30/2025	06/30/2025
Non-current
Trade debtors	1,436,168	2,123,463
Allowance for impairment of trade debtors	(186,477)	(275,718)
Shareholders and other related parties (Note 14)	—	249,579
Trade debtors - Joint ventures and associates (Note 14)	409,510	409,510
	1,659,201	2,506,834

The book value is reasonably approximate to the fair value given its short-term nature.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.4.  Other receivables

	09/30/2025	06/30/2025
Current
Taxes	8,912,531	8,884,305
Shareholders and other related parties (Note 14)	78,738	77,045
Other receivables - Joint ventures and associates (Note 14)	200,000	200,000
Prepayments to suppliers	6,025,332	5,834,158
Prepaid expenses and other receivables	259,754	251,590
Miscellaneous	1,126,553	614,883
	16,602,908	15,861,981

	09/30/2025	06/30/2025
Non-current
Taxes	430,025	576,538
Shareholders and other related parties (Note 14)	3,457,227	2,698,047
Other receivables - Joint ventures and associates (Note 14)	18,668,162	18,947,793
Reimbursements over exports	1,212,256	1,204,269
Loans receivables	230,000	230,000
Miscellaneous	200	3,883
	23,997,870	23,660,530

4.5.  Inventories

	09/30/2025	06/30/2025
Seeds	2,318,416	5,317,730
Resale products	36,209,378	42,228,777
Manufactured products	26,495,343	13,648,705
Goods in transit	6,817,390	6,024,201
Supplies	16,861,657	19,286,246
Agricultural products	3,570,682	4,612,064
Allowance for obsolescence	(3,680,270)	(3,506,454)
	88,592,596	87,611,269

Net of agricultural products	85,021,914	82,999,205

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.6.  Biological Assets

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the period	1,276,694	1,101,686	—	—	—	2,378,380
Initial recognition and changes in the fair value of biological assets at the point of harvest	87,979	72,561	—	—	—	160,540
Costs incurred during the period	574,524	272,905	128,269	21,909	38,669	1,036,276
Decrease due to harvest/disposals	(1,359,482)	(1,004,210)	—	—	—	(2,363,692)
Period ended September 30, 2025	579,715	442,942	128,269	21,909	38,669	1,211,504

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	—	—	220,682	73,452	—	294,134
Initial recognition and changes in the fair value of biological assets at the point of harvest	593,001	435,725	579,313	158,080	(1,256)	1,764,863
Costs incurred during the year	1,959,381	1,814,249	444,303	162,342	55,063	4,435,338
Decrease due to harvest/disposals	(1,275,688)	(1,148,288)	(1,244,298)	(393,874)	(53,807)	(4,115,955)
Year ended June 30, 2025	1,276,694	1,101,686	—	—	—	2,378,380

4.7.  Property, plant and equipment

Property, plant and equipment as of September 30, 2025 and 2024 included the following:

	Net carrying				Foreign	Net carrying
	amount			Depreciation	currency	amount
Class	06/30/2025	Additions	Transfers	of the period	translation	09/30/2025
Office equipment	369,451	3,750	—	(18,718)	2,755	357,238
Vehicles	1,337,784	—	—	(166,684)	337	1,171,437
Equipment and computer software	331,763	12,214	—	(58,610)	3,960	289,327
Fixtures and fittings	2,159,631	—	97,491	(219,083)	17,499	2,055,538
Machinery and equipment	14,441,869	77,641	334,265	(808,662)	53,785	14,098,898
Land and buildings	39,076,126	—	—	(258,690)	66,801	38,884,237
Buildings in progress	16,858,762	751,385	(431,756)	—	7,978	17,186,369
Total	74,575,386	844,990	—	(1,530,447)	153,115	74,043,044

	Net carrying					Foreign	Net carrying
	amount				Depreciation	currency	amount
Class	06/30/2024	Additions	Transfers	Disposals	of the period	translation	09/30/2024
Office equipment	410,338	3,231	—	—	(20,366)	4,188	397,391
Vehicles	2,200,349	—	—	(9,892)	(257,352)	—	1,933,105
Equipment and computer software	507,469	10,480	—	—	(61,339)	7,522	464,132
Fixtures and fittings	2,786,470	—	—	(129)	(202,788)	1,113	2,584,666
Machinery and equipment	16,710,328	165,281	39,488	(144)	(727,024)	89,732	16,277,661
Land and buildings	39,677,902	—	—	—	(255,501)	61,612	39,484,013
Buildings in progress	12,280,422	1,168,008	(39,488)	—	—	8,586	13,417,528
Total	74,573,278	1,347,000	—	(10,165)	(1,524,370)	172,753	74,558,496

The depreciation charge is included in Notes 5.3 and 5.4. The Group has no commitments to purchase property, plant and equipment items.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.8.  Intangible assets

Intangible assets as of September 30, 2025 and 2024 included the following:

	Net carrying				Foreign	Net carrying
	amount		Transfers/	Amortization	currency	amount
Class	06/30/2025	Additions	Disposals	of the period	translation	09/30/2025
Seed and integrated products
HB4 technology and breeding program	36,464,171	108,522	—	(566,036)	—	36,006,657
Integrated seed products	2,526,410	—	—	(47,622)	(2,658)	2,476,130
Crop nutrition
Microbiological products	43,570,817	—	—	(951,827)	23,770	42,642,760
Microbiological products in progress	11,909,700	559,775	(2,602)	—	—	12,466,873
Other intangible assets
Trademarks and patents	46,201,854	12,587	—	(928,868)	—	45,285,573
Trademarks and patents with indefinite useful lives	7,827,309	—	—	—	—	7,827,309
Software	1,313,947	—	33,584	(152,899)	—	1,194,632
Software in progress	609,953	17,627	(33,584)	—	—	593,996
Customer loyalty	20,268,101	—	—	(338,998)	—	19,929,103
RG/RS/OX Wheat in progress	10,480,817	—	—	(262,020)	—	10,218,797
Total	181,173,079	698,511	(2,602)	(3,248,270)	21,112	178,641,830

	Net carrying				Foreign	Net carrying
	amount		Transfers/	Amortization	currency	amount
Class	06/30/2024	Additions	Disposals	of the period	translation	09/30/2024
Seed and integrated products
HB4 technology and breeding program	35,574,371	169,819	—	(522,087)	—	35,222,103
Integrated seed products	2,681,826	—	—	(48,542)	36,564	2,669,848
Crop nutrition
Microbiological products	41,187,249	—	—	(923,691)	1,670	40,265,228
Microbiological products in progress	10,452,861	1,484,198	—	—	1,118	11,938,177
Other intangible assets
Trademarks and patents	47,906,064	111,285	—	(1,019,600)	—	46,997,749
Trademarks and patents with indefinite useful lives	10,045,294	—	—	—	—	10,045,294
Software	1,827,983	—	137,598	(169,867)	80	1,795,794
Software in progress	580,728	95,816	(137,598)	—	—	538,946
Customer loyalty	21,636,760	—	—	(342,616)	—	21,294,144
RG/RS/OX Wheat in progress	5,000,000	—	—	—	—	5,000,000
Total	176,893,136	1,861,118	—	(3,026,403)	39,432	175,767,283

The amortization charge is included in Notes 5.3 and 5.4.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.9.	Goodwill

	09/30/2025	06/30/2025
Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,322	7,523,322
Pro farm Group, Inc.	76,089,749	76,089,749
Insumos Agroquímicos S.A.	470,090	470,090
	112,163,432	112,163,432

4.10. Trade and other payables

	09/30/2025	06/30/2025
Current
Trade creditors	85,215,667	87,073,151
Shareholders and other related parties (Note 14)	116,416	286,172
Trade creditors - Parent company (Note 14)	850,254	878,874
Trade creditors - Joint ventures and associates (Note 14)	3,741,996	3,625,406
Taxes	4,790,400	3,283,856
Miscellaneous	1,434,858	1,285,145
	96,149,591	96,432,604

Non-current
Trade creditors	4,785,300	4,785,300
Trade creditors - Joint ventures and associates (Note 14)	43,084,014	43,696,426
	47,869,314	48,481,726

4.11. Borrowings

	09/30/2025	06/30/2025
Current
Bank borrowings	60,950,049	93,752,214
Corporate bonds	24,183,969	25,265,276
Trust debt securities	—	710,636
	85,134,018	119,728,126
Non-current
Bank borrowings	27,875,496	12,271,490
Corporate bonds	25,926,536	25,926,536
	53,802,032	38,198,026

The Group has a pre-approved financing program authorized by the Argentine National Securities Commission (Comisión Nacional de Valores – CNV), which allows for the issuance of public corporate bonds for up to $200 million. As of September 30, 2025, the Group had utilized $50 million under this program, with $150 million remaining available for future use. The facility remains fully discretionary and may be utilized as needed by the Group.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

As of September 30, 2025, the Group is in full compliance with all financial covenants agreed with Cooperatieve Rabobank U.A. under the amendment executed on September 5, 2025. Accordingly, the outstanding liability for the current period has been classified as non-current.

	09/30/2025		06/30/2025
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	60,950,049	56,377,945	93,752,214	83,183,234
Corporate Bonds	24,183,969	22,007,517	25,265,276	22,529,823

Non-current
Bank borrowings	27,875,496	20,552,530	12,271,490	9,402,501
Corporate Bonds	25,926,536	19,495,612	25,926,536	18,732,545

4.12.  Secured Notes

As outlined in Note 2, adverse market conditions negatively affected our performance metrics, resulting in a breach of the ratio thresholds stipulated in the Secured Notes. On November 10, 2025, we received a Declaration of Acceleration, and on November 11, 2025, the noteholders initiated legal proceedings against the Group seeking full payment of the amounts due. Since June 30, 2025, we have been unable to demonstrate an unconditional right to defer settlement of the liability for at least twelve months. Consequently, the liability was reclassified as current from that date. As of September 30, 2025, a total of $7.4 million has been accrued as a Prepayment Premium Fee, of which $4.7 million had already been recognized in June.

In accordance with the terms of the agreement, certain members of the Board of Directors were nominated by the noteholders and subsequently, after closing date, they resigned following the delivery of a reservation of rights letter sent by Jasper Lake through its legal counsel. Since September 30, 2025, one director nominated by the noteholders remained in position, the outstanding balance is reported as amounts payable to related Parties (see Note 14).

4.13.  Consideration for acquisition

	09/30/2025	06/30/2025
Current
Consideration for acquisition of assets	815,202	1,761,274
	815,202	1,761,274
Non-current
Consideration for acquisition of assets	355,981	397,774
	355,981	397,774

In July 2025, we partially settled the contingent consideration related to the Pro Farm acquisition, assumed as part of the business combination with Pro Farm Inc. (formerly Marrone Bio Innovations, Inc.), through the delivery of 237,054 treasury shares and the issuance of 220 new shares. As of September 30, 2025, an additional amount equivalent to 5,954 shares remains outstanding.

4.14.  Employee benefits and social security

	09/30/2025	06/30/2025
Salaries, accrued incentives, vacations and social security	5,400,253	6,108,130
Key management personnel (Note 14)	123,770	65,882
	5,524,023	6,174,012

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

4.15.  Deferred revenue and advances from customers

	09/30/2025	06/30/2025
Current
Advances from customers	2,322,877	4,282,668
	2,322,877	4,282,668
Non-current
Advances from customers	41,237	—
Deferred revenue	1,794,550	1,436,912
	1,835,787	1,436,912

5.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

5.1.  Revenue from contracts with customers

	09/30/2025	09/30/2024
Sale of goods and services	74,727,486	89,064,305
Royalties	309,297	693,786
Right of use licenses	2,399,212	2,862,987
	77,435,995	92,621,078

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 14.

5.2.  Cost of sales

Item	09/30/2025	09/30/2024
Inventories as of the beginning of the period	82,999,205	110,913,884
Purchases of the period	37,851,983	47,643,458
Production costs	5,318,601	6,503,891
Foreign currency translation	148,610	185,428
Subtotal	126,318,399	165,246,661
Inventories as of the end of the period (*)	(85,021,914)	(109,450,616)
Cost of sales	41,296,485	55,796,045

(*)Net of agricultural products.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.3.  R&D classified by nature

	Research and	Research and
	development	development
	expenses	expenses
Item	09/30/2025	09/30/2024
Amortization of intangible assets	1,792,799	1,362,301
Depreciation of property, plant and equipment	230,628	198,198
Freight and haulage	975	2,221
Employee benefits and social securities	690,185	1,533,533
Maintenance	37,883	102,527
Energy and fuel	1,567	2,434
Supplies and materials	1,053,313	639,560
Mobility and travel	22,418	46,429
Share-based incentives	—	35,141
Publicity and advertising	—	2,131
Professional fees and outsourced services	1,857,264	100,959
Professional fees related parties	—	16,373
Office supplies	14,810	147,481
Information technology expenses	2,670	19,692
Insurance	10,106	12,772
Depreciation of leased assets	—	16,336
Miscellaneous	1,850	173,191
Total	5,716,468	4,411,279

	09/30/2025	09/30/2024
R&D capitalized (Note 4.8)	668,297	1,654,017
R&D profit and loss	5,716,468	4,411,279
Total	6,384,765	6,065,296

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.4.  Expenses classified by nature and function

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	09/30/2025
Amortization of intangible assets	82,507	1,372,964	1,455,471
Commissions and royalties	306,022	315,581	621,603
Import and export expenses	—	144,543	144,543
Depreciation of property, plant and equipment	743,821	555,998	1,299,819
Depreciation of leased assets	416,521	636,462	1,052,983
Impairment of receivables	—	655,034	655,034
Freight and haulage	115,172	1,179,363	1,294,535
Employee benefits and social securities	1,888,221	8,908,358	10,796,579
Maintenance	364,935	658,015	1,022,950
Energy and fuel	184,245	26,378	210,623
Supplies and materials	103,506	358,030	461,536
Mobility and travel	97,802	945,951	1,043,753
Publicity and advertising	—	1,049,481	1,049,481
Contingencies	9,378	24,073	33,451
Share - based incentives	—	533	533
Professional fees and outsourced services	478,907	2,316,544	2,795,451
Office supplies and registrations fees	3,171	227,893	231,064
Insurance	40,341	804,730	845,071
Information technology expenses	7,592	514,270	521,862
Obsolescence	457,274	—	457,274
Taxes	14,199	2,398,466	2,412,665
Miscellaneous	4,987	44,393	49,380
Total	5,318,601	23,137,060	28,455,661

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	09/30/2024
Amortization of intangible assets	100,139	1,563,963	1,664,102
Analysis and storage	—	2,914	2,914
Commissions and royalties	—	811,802	811,802
Import and export expenses	49,057	420,520	469,577
Depreciation of property, plant and equipment	708,432	617,740	1,326,172
Depreciation of leased assets	163,503	580,889	744,392
Impairment of receivables	—	184,879	184,879
Freight and haulage	707,583	2,523,323	3,230,906
Employee benefits and social securities	2,468,217	10,040,415	12,508,632
Maintenance	514,044	796,348	1,310,392
Energy and fuel	229,327	23,523	252,850
Supplies and materials	199,331	872,326	1,071,657
Mobility and travel	31,928	1,170,011	1,201,939
Publicity and advertising	—	1,381,283	1,381,283
Contingencies	—	297,159	297,159
Share-based incentives	76,813	659,327	736,140
Professional fees and outsourced services	525,950	1,813,064	2,339,014
Professional fees related parties	—	44,638	44,638
Office supplies and registrations fees	44,297	347,914	392,211
Insurance	59,825	677,363	737,188
Information technology expenses	11,572	792,095	803,667
Obsolescence	550,468	64,150	614,618
Taxes	47,130	4,478,319	4,525,449
Miscellaneous	16,275	161	16,436
Total	6,503,891	30,164,126	36,668,017

5.5.  Other income or expenses, net

	09/30/2025	09/30/2024
Net result from commercialization of agricultural products	(628,482)	(828,366)
Expenses recovery	(44,022)	—
Result of intangible sales	—	171,487
Others	476,828	132,856
	(195,676)	(524,023)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.6.  Finance results

	09/30/2025	09/30/2024
Financial costs
Interest expenses	(8,549,952)	(6,059,231)
Financial commissions	(566,451)	(1,102,617)
	(9,116,403)	(7,161,848)

Other financial results
Exchange differences generated by assets	(2,637,671)	(2,686,292)
Exchange differences generated by liabilities	2,416,236	894,756
Changes in fair value of financial assets or liabilities and other financial results	(598,953)	(872,416)
Prepayment premium fee (Note 4.12)	(2,676,273)	—
Net gain of inflation effect on monetary items	40,281	(7,269)
	(3,456,380)	(2,671,221)

6.    TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	09/30/2025	09/30/2024
Current tax expense	(4,379,313)	(1,162,366)
Deferred tax	2,296,318	2,428,775
Total	(2,082,995)	1,266,409

	09/30/2025	09/30/2024
Beginning of the period deferred tax	(25,205,940)	(25,296,930)
Charge for the period	2,296,318	2,428,775
Conversion difference	55,800	(1,074,996)
Total net deferred tax	(22,853,822)	(23,943,151)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follow:

	09/30/2025	09/30/2024
Earning before income tax-rate	(5,365,237)	(7,464,462)
Income tax expense by applying tax rate in force in the respective countries	(210,141)	2,042,411
Share of profit or loss of subsidiaries, joint ventures and associates	69,976	(96,264)
Stock options charge	—	(68,931)
Non-deductible expenses	(1,263,978)	(544,001)
Tax inflation adjustment	(13,030)	792,693
Result of inflation effect on monetary items and other finance results	(601,279)	(859,499)
Derecognition of tax loss carryforwards	(64,543)	—
Income tax expenses	(2,082,995)	1,266,409

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows.

	September 30, 2025			September 30, 2024
	Earning	Weight		Earning	Weight
	before	average		before	average
	income	applicable	Income	income	applicable	Income
Tax jurisdiction	tax-rate	tax rate	tax	tax-rate	tax rate	tax
Low or null taxation jurisdictions	(4,632,925)	0.0%	—	1,213,563	0.0%	—
Profit-making entities	5,331,275	34.6%	(1,844,404)	2,480,831	32.2%	(798,649)
Loss-making entities	(6,063,587)	27.0%	1,634,263	(11,158,856)	25.5%	2,841,060
	(5,365,237)		(210,141)	(7,464,462)		2,042,411

7.   EARNING PER SHARE

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	09/30/2025	09/30/2024
Numerator
Loss for the period (basic EPS)	(7,327,885)	(6,369,262)
Loss for the period (basic EPS)	(7,327,885)	(6,369,262)
Denominator
Weighted average number of shares (basic EPS)	63,428,167	62,851,063
Weighted average number of shares (diluted EPS)	63,428,167	62,851,063

Basic loss attributable to ordinary equity holders of the parent	(0.1155)	(0.1013)
Diluted loss attributable to ordinary equity holders of the parent	(0.1155)	(0.1013)

For the three-month period ended September 30, 2025 and 2024, diluted EPS was the same as basic EPS, as the effect of potential ordinary shares would be antidilutive.

8.   EQUITY INFORMATION

Capital issued

As of September 30, 2025, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 63,478,813 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 3,389,224 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,165,638 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

9.   CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	09/30/2025	09/30/2024
Investment activities
Investment in-kind in other related parties (Note 14)	664,590	666,068
Capitalization of interest on buildings in progress	172,875	68,668
	837,465	734,736

	09/30/2025	09/30/2024
Financing activities
Contingent consideration payment with own shares (Note 4.13)	(870,795)	—
	(870,795)	—

10.   JOINT VENTURES AND ASSOCIATES

	09/30/2025	06/30/2025
Assets
Synertech Industrias S.A.	39,389,432	39,334,762
Alfalfa Technologies S.R.L.	36,502	36,502
	39,425,934	39,371,264

	09/30/2025	06/30/2025
Liabilities
Trigall Genetics S.A.	765,576	1,007,678
	765,576	1,007,678

Changes in joint ventures investments and affiliates:

	09/30/2025	09/30/2024
As of the beginning of the period	38,363,586	39,489,898
Share of profit or loss	296,772	(586,318)
As of the end of the period	38,660,358	38,903,580

Share of profit or loss of joint ventures and affiliates:

	09/30/2025	09/30/2024
Trigall Genetics S.A.	242,102	(778,198)
Synertech Industrias S.A.	54,670	191,880
	296,772	(586,318)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

11.   SEGMENT INFORMATION

The tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Period ended September 30, 2025	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	12,195,210	39,871,696	22,660,580	74,727,486
Royalties	309,297	—	—	309,297
Right of use licenses	—	—	2,399,212	2,399,212
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	160,540	—	—	160,540
Total	12,665,047	39,871,696	25,059,792	77,596,535

Cost of sales	(5,054,226)	(22,268,002)	(13,974,257)	(41,296,485)
Gross profit per segment	7,610,821	17,603,694	11,085,535	36,300,050
% Gross margin	60%	44%	44%	47%

	Seed and
	integrated	Crop	Crop
Period ended September 30, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	18,501,927	47,739,696	22,822,682	89,064,305
Royalties	693,786	—	—	693,786
Right of use licenses	—	—	2,862,987	2,862,987
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	666,175	—	—	666,175
Total	19,861,888	47,739,696	25,685,669	93,287,253

Cost of sales	(12,802,027)	(29,025,677)	(13,968,341)	(55,796,045)
Gross profit per segment	7,059,861	18,714,019	11,717,328	37,491,208
% Gross margin	36%	39%	46%	40%

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

12.   FINANCIAL INSTRUMENTS – RISK MANAGEMENT

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of September 30, 2025, and June 30, 2025.

Financial assets by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	09/30/2025	06/30/2025	09/30/2025	06/30/2025
Cash and cash equivalents	11,728,206	19,488,145	3,776,940	13,206,934
Other financial assets	52	58	1,107,281	2,040,038
Trade receivables	160,044,430	168,366,767	—	—
Other receivables (*)	24,973,136	23,975,920	—	—
Total	196,745,824	211,830,890	4,884,221	15,246,972
(*)	Advances expenses and tax balances are not included.

Financial liabilities by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	09/30/2025	06/30/2025	09/30/2025	06/30/2025
Trade and other payables	144,018,905	141,779,322	—	3,135,008
Borrowings	138,936,050	157,926,152	—	—
Secured notes	103,603,614	102,270,445	—	—
Lease liability	15,913,114	16,411,981	—	—
Consideration for acquisition	1,163,653	1,075,234	7,530	1,083,814
Total	403,635,336	419,463,134	7,530	4,218,822

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Financial instruments measured at fair value

Measurement at fair value at 09/30/2025	Level 1	Level 2	Level 3

Financial assets at fair value
Moolec Science S.A. shares	151,972	—	—
Other investments	955,309	—	—
Financial liability at fair value
Consideration for acquisition	7,530	—	—

Measurement at fair value at 06/30/2025	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	144,606	—	—
Moolec Science S.A. shares	976,425	—	—
Other investments	919,007	—	—
Financial liability at fair value
Trade and other payables	—	3,135,008	—
Consideration for acquisition	1,083,814	—	—

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 4.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The following table sets out the contractual maturities of financial liabilities:

			Between one
	Up to 3	3 to 12	and three
As of September 30, 2025	months	months	periods
Trade and other payables	43,324,868	52,824,723	47,869,314
Borrowings	30,244,937	54,889,081	53,802,032
Convertible notes	103,603,614	—	—
Leasing liabilities	1,072,166	2,074,101	12,766,847
Consideration for acquisition	—	815,202	355,981
Total	178,245,585	110,603,107	114,794,174

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2025	months	months	periods
Trade and other payables	35,989,362	60,443,242	48,481,726
Borrowings	78,084,912	41,643,214	38,198,026
Convertible notes	102,270,445	—	—
Leasing liabilities	1,010,540	5,873,502	9,527,939
Consideration for acquisition	—	1,761,274	397,774
Total	217,355,259	109,721,232	96,605,465

As described in Note 4.12, the Secured notes were reclassified as current liability following the acceleration event.

The generation of cash flows over the next twelve months depends on the success of the initiatives mentioned in Note 2, which cannot be guaranteed as they rely on factors not entirely within the Group’s control. The uncertainty surrounding our ability to secure additional financing contributes to a material uncertainty that raise substantial doubt regarding the Group’s ability to continue as a going concern.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of September 30, 2025:

Net foreign currency position	09/30/2025
Amount expressed in US$	(18,505,060)

Considering only this net currency exposure as of September 30, 2025 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended September 30, 2025 would have resulted in a net pre-tax loss or gain of approximately $1.8 million.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

13. LEASES

Right-of-use leased asset	09/30/2025	06/30/2025
Book value at the beginning of the period	30,142,835	20,979,597
Additions of the period	261,066	9,569,819
Disposals	—	(680,110)
Exchange differences	227,670	273,529
Book value at the end of the period	30,631,571	30,142,835

Depreciation	09/30/2025	06/30/2025
Book value at the beginning of the period	13,765,134	9,377,845
Depreciation of the period	1,052,983	5,036,703
Disposals	—	(697,150)
Exchange differences	26,110	47,736
Accumulated depreciation at the end of the period	14,844,227	13,765,134
Total	15,787,344	16,377,701

Lease liability	09/30/2025	06/30/2025
Book value at the beginning of the period	16,411,981	11,284,137
Additions of the period	261,066	9,569,819
Interest expenses, exchange differences and inflation effects	531,405	1,059,412
Payments of the period	(1,291,338)	(5,501,387)
Total	15,913,114	16,411,981

Lease Liabilities	09/30/2025	06/30/2025
Non-current	12,766,847	9,527,939
Current	3,146,267	6,884,042
Total	15,913,114	16,411,981

The incremental borrowing rate used was 6.3% in US$ and 18.59% in reais.

The recognized right-of-use assets relate to the following types of assets:

	09/30/2025	06/30/2025
Machinery and equipment	8,824,925	3,655,741
Vehicles	1,326,565	1,214,933
Equipment and computer software	1,347,568	1,347,568
Land and buildings	19,132,513	23,924,593
	30,631,571	30,142,835

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

14.   SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended September 30, 2025, and 2024, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the period ended
Party	Transaction type	09/30/2025	09/30/2024
Joint ventures and associates	Sales and services	4,480,279	1,970,746
Joint ventures and associates	Purchases of goods and services	(3,327,524)	(5,533,795)
Key management personnel	Salaries, social security benefits and other benefits	(841,706)	(1,091,546)
Key management personnel	Sales and services	—	6,048
Key management personnel	Purchases of goods and services	82,408	157,213
Shareholders and other related parties	Sales of goods and services	690,498	3,628,119
Shareholders and other related parties	Purchases of goods and services	(1,333,408)	(1,854,249)
Shareholders and other related parties	In-kind contributions	664,590	666,068
Total		415,137	(2,051,396)

		Amounts receivable from related parties
Party	Transaction type	09/30/2025	06/30/2025
Shareholders and other related parties	Trade debtors	—	249,701
Shareholders and other related parties	Other receivables	3,535,965	2,775,092
Joint ventures and associates	Trade debtors	414,206	413,689
Joint ventures and associates	Other receivables	18,868,162	19,147,793
Total		22,818,333	22,586,275

		Amounts payable to related parties
Party	Transaction type	09/30/2025	06/30/2025
Shareholders and other related parties	Trade creditors	(850,254)	(878,874)
Key management personnel	Salaries, social security benefits and other benefits	(123,770)	(65,882)
Shareholders and other related parties	Trade and other payables	(116,416)	(286,172)
Joint ventures and associates	Trade creditors	(46,826,010)	(47,321,832)
Other related parties	Secured notes	(103,603,614)	(102,270,445)
Total		(151,520,064)	(150,823,205)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

15.   KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the period ended September 30, 2025, and 2024.

	09/30/2025	09/30/2024
Salaries, social security and other benefits	599,351	611,096
Share-based incentives	—	480,450
Total	599,351	1,091,546

16.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Other than the matters outlined in Note 2, there were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the consolidated financial statement as of June 30, 2025.

17.   EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to September 30, 2025, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.